ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200 F. 403-298-2211
www.enerplus.com

February 3, 2016

Enerplus Completes Sale of Canadian Natural Gas Assets

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) has completed one of the divestments announced January 11, 2016 of certain Canadian natural gas properties for cash proceeds of approximately $183 million, before closing adjustments. Proceeds from this transaction were used to reduce the Company's outstanding indebtedness providing additional financial flexibility.

Production from the properties divested under this transaction was expected to average approximately 4,700 BOE per day (97 per cent natural gas) in 2016.

The second transaction also announced January 11, 2016 relating to the divestment of additional Canadian natural gas properties is expected to close during the first quarter of 2016.

About Enerplus
Enerplus is a North American energy producer with a portfolio of high quality oil and gas assets in resource plays that offer significant organic growth potential. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that supports the successful development of our properties. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and dividend income.

CURRENCY AND ACCOUNTING PRINCIPLES

All amounts in this news release are stated in Canadian dollars unless otherwise specified.

BARRELS OF OIL EQUIVALENT

This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

PRESENTATION OF PRODUCTION INFORMATION

Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with our Canadian peer companies, the summary results contained within this news release presents our production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

FORWARD-LOOKING INFORMATION AND STATEMENTS

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by

such forward-looking statements. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation